UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

              ☒             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                     For the fiscal year ended December 31, 2010

OR

              ☐              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                     For the transition period from                                                to

Commission File Number:                                                1-14157 (Telephone and Data Systems, Inc.)

                                                                                                1-9712 (United States Cellular Corporation)

               A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
30 North LaSalle Street
40th Floor
Chicago, IL  60602

B.   Name of issuers of the securities held pursuant to the plan and the addresses of the principal executive office:

Telephone and Data Systems, Inc.
30 North LaSalle Street
40th Floor
Chicago, IL  60602

United States Cellular Corporation
8410 West Bryn Mawr Ave.
Suite 700
Chicago, IL  60631

TELEPHONE AND DATA SYSTEMS, INC.

 TAX-DEFERRED SAVINGS PLAN

Financial Report

December 31, 2010

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Information

Schedule of Assets (Held at End of Year)	15

Schedule of Reportable Transactions	16

Exhibits

No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

McGladrey & Pullen, LLP

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Investment Management Committee

Telephone and Data Systems, Inc. Tax-Deferred Savings Plan

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2, the Plan adopted Financial Accounting Standards Board Accounting Standards Update 2010-25, Plan Accounting - Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans, as of December 31, 2010, which clarified how loans to participants should be classified and measured by defined contribution pension plans.  This update was retrospectively applied to December 31, 2009.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) and reportable transactions as of December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peoria, Illinois

June 27, 2011

McGladrey is the brand under which RSM McGladrey, Inc. and McGladrey & Pullen, LLP serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure.	Member of RSM International network, a network of independent accounting, tax and consulting firms.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	(As Revised) 2009
Assets

Investments, at fair value	$485,467,051	$408,851,059

Receivables:
Accrued income	373,897	365,450
Due from broker for securities sold and other	59,210	5,135
Notes receivable from participants	10,415,838	8,575,174
Total receivables	10,848,945	8,945,759

Total assets	496,315,996	417,796,818

Total liabilities	—	—

Net Assets Available for Benefits at Fair Value	496,315,996	417,796,818

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(3,199,187)	(1,734,405)

Net Assets Available for Benefits	$493,116,809	$416,062,413

See Notes to Financial Statements.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to Plan Assets Attributed to
Investment income:
Net appreciation in fair value of investments	$42,415,722
Interest and dividends	9,537,566

Interest income on notes receivable from participants	484,126

Contributions:
Participants’	42,157,134
Employers’	21,710,180
Participant rollover	1,516,336
Total additions	117,821,064

Deductions From Plan Assets Attributed to
Benefits paid to participants	40,766,668
Total deductions	40,766,668

Net increase	77,054,396

Net assets available for benefits:
Beginning of year	416,062,413

End of year	$493,116,809

See Notes to Financial Statements.

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Note 1.   Description of the Plan

The following description of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the “Plan”) provides only general information. Participants should refer to the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan summary plan description for a more complete description of the Plan's provisions.

General: The Plan is a contributory tax-exempt profit-sharing plan established by Telephone and Data Systems, Inc. (“TDS” or the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the administrator and sponsor of the Plan and has appointed The Bank of New York Mellon as directed trustee of the Plan. The Bank of New York Mellon is also the asset custodian of the Plan, and they provide record keeping and reporting services to the Plan in conjunction with Aon Hewitt, the Plan's third-party administrator. The Plan qualifies under Section 401(a) of the Internal Revenue Code. All employees of TDS and its subsidiaries which have adopted the Plan (the Company and such subsidiaries being referred to as “employers”) whom are age twenty-one or older are eligible to participate. The Plan allows participants to enter the Plan upon the latter of 30 days of continuous service with the Company or their twenty-first birthday.  Participation in the Plan is voluntary, however, any eligible employee who does not enroll on their own, or elect to opt out of automatic enrollment, will be automatically enrolled in the Plan starting on their eligibility date.

The Plan’s assets are overseen by an investment management committee appointed by TDS. The investment management committee is authorized to select investment options and to invest Plan assets as directed by the participants.

Contributions: Participants may contribute to the Plan on a pre-tax basis (before-tax contributions) or on an after-tax basis (designated Roth contributions). The combined pre-tax and designated Roth contributions may not exceed 60% of the Participant’s compensation, as defined in the Plan and in accordance with Internal Revenue Service limits.  Participants may also contribute amounts representing eligible distributions from other qualified plans (rollover contributions).

Any eligible employee with 30 days continuous service is automatically enrolled in the Plan at a 3% deferral rate with the rate increasing by 1% annually until it reaches 10%, unless the employee elects otherwise.  The Vanguard Target Date Retirement Funds are used as the Qualified Default Investment Alternative (QDIA) for automatic enrollment.

The employer matching contribution is 100% on the first 3% of a participant’s before-tax and designated Roth contributions and 40% on the next 2% of before-tax and designated Roth contributions.

Employer contributions are allocated to an employee’s account based on the employee’s investment elections.

Participants’ Accounts and Investment Options: Each participant’s account is credited with the participant's before-tax and designated Roth contributions, employer's matching contributions and investment income or loss. Allocations are based on participant contributions and account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants may invest their before-tax and designated Roth contributions, any rollover account balances, and employer matching contributions into a variety of investment options as more fully described in the Plan’s literature. Participants may change their investment options via telephone or internet.

Vesting: Participants are always 100% vested in their before-tax, designated Roth and rollover contributions plus actual earnings thereon.  Vesting in employer matching contributions plus actual earnings thereon is based on years of vesting service.  Accounts vest 34% after completing one year of vesting service; and 100% after

TELEPHONE AND DATA SYSTEMS, INC.
 TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

completing two years of vesting service.

A participant also becomes 100% vested in employer matching contributions plus actual earnings thereon upon termination of employment after attaining age 65, death or disability.

Forfeited Accounts: For the years ended December 31, 2010 and 2009, forfeited non-vested accounts were used to reduce employer contributions by $405,528 and $382,032, respectively. All such forfeitures were used at December 31, 2010 and 2009, respectively.

Payment of Benefits: Vested benefits may be paid to the participant upon termination of employment or under other limited circumstances, as defined in the Plan.  The total vested portion of a participant's account balance may be distributed in the form of a lump-sum payment or installments.  Participants experiencing a qualified financial hardship may withdraw a portion of their account balance as defined in the Plan.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer matching contributions).  These loans are secured by the remaining balance in the participant's account.  The loans bear interest at the prime rate plus 1% as published in the Wall Street Journal on the fifteenth day of the month prior to the quarter in which the loan is processed.  Principal and interest is paid ratably through after-tax payroll deductions.  The repayment period on the loan can range from one to five years.  Loans are considered in default if no loan payment is received during any 90-day period.

Termination of Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, participants become 100% vested in their accounts.

Plan Expenses: All administrative, recordkeeping and auditing fees are borne by TDS.  Investment expenses are paid by Plan participants.

Note 2.   Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates: The accompanying financial statements have been prepared on the accrual basis of accounting.  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from these estimates.

Fully Benefit-Responsive Investment Contracts: In accordance with GAAP, fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through the Vanguard Retirement Savings Trust II, a collective trust.  At December 31, 2010 and 2009, all of the Vanguard Retirement Savings Trust II’s investments were in Vanguard Retirement Savings Master Trust (“the Vanguard Trust”).  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

The Vanguard Trust provides for the collective investment of assets of tax-exempt pension and profit-sharing plans, primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by bond trusts that are selected by the Trustee, Vanguard Fiduciary Trust Company. The issuers’ ability to meet these obligations may be affected by economic developments in their respective companies and industries. At December 31, 2010, 97.5% of the Vanguard Trust’s holdings were comprised of “traditional investment contracts” and “alternative investment contracts” as described below.  The remainder of the Vanguard Trust’s investments consisted of Money Market funds.

Traditional investment contracts issued by insurance companies and banks are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. For traditional investment contracts, fair value comprises the expected future cash flows for each contract discounted to present value. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. The crediting rate on traditional contracts is typically fixed for the life of the investment.

Alternative investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit-responsive withdrawals by plan participants at contract value.  For alternative investment contracts, the fair value comprises the aggregate market values of the underlying investments in bond trusts, and the value of the wrap contracts, if any. The difference between valuation at contract value and fair value is reflected over time through the crediting rate formula provided for in the Vanguard Trust’s synthetic contracts. The crediting rate of the contract resets every quarter (but will not fall below zero) based on the performance of the underlying investment portfolio. To the extent that the Vanguard Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Vanguard Trust units may forgo a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates. Future average interest crediting rates on alternative investment contracts could be influenced by changes in market interest rates.  These contracts can be terminated by the trust or the issuer after providing 60 days’ notice.

The average yield earned by the Vanguard Trust was 3.36% and 3.15% for the years ended December 31, 2010 and 2009, respectively. This average yield is calculated by dividing the annualized earnings of all investments in the Vanguard Trust (irrespective of the interest rate credited to participants in the Vanguard Trust) by the fair value of all investments in the Vanguard Trust on the last day of the fiscal year.

The average yield earned by the Vanguard Trust with an adjustment to reflect the actual interest rate credited to participants in the Vanguard Trust was 3.01% and 2.86% for the years ended December 31, 2010 and 2009, respectively. This average yield is calculated by dividing the annualized earnings credited to participants (irrespective of the actual earnings of the investments in the Vanguard Trust) by the fair value of all investments in the Vanguard Trust on the last day of the fiscal year.

The existence of certain conditions can limit the Vanguard Trust’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the Vanguard Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Vanguard Trust or the Plan, tax disqualification of the Vanguard Trust or the Plan, and certain Vanguard Trust amendments if issuers’ consent is not obtained. As of December 31, 2010, the occurrence of an event outside the normal operation of the Vanguard Trust

TELEPHONE AND DATA SYSTEMS, INC.
 TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

that would cause a withdrawal from an investment contract with a negative market value adjustment is not considered to be probable.

The table below summarizes the Plan’s investment in the Vanguard Trust at December 31, 2010:

	Fair Value	Unfunded Commitments	Participant Redemption Frequency	Redemption Notice Period (1)
Vanguard Retirement Savings Trust II	$81,242,767	$—	Daily	Twelve months

(1) This notice period provides for Plan redemptions at contract value, subject to other provisions of the Declaration of Trust.

Investment Valuation and Income Recognition: Investments are reported at fair value.  In accordance with GAAP regarding fair value measurements, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  See Note 3 — Fair Value Measurements for further information on the fair value of the Plan’s assets.

Net appreciation in fair value of investments included in the accompanying statement of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in fair value of investments.  The net realized gains or losses on the sale of investments represent the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year.  Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period.

Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits: Benefits are recorded when paid.

Recent Accounting Pronouncements: In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”).  ASU 2010-06 requires new disclosures regarding transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements.  It also clarifies existing disclosure requirements regarding the level of disaggregation in certain disclosures, inputs, and valuation techniques used in FASB ASC 820, Fair Value Measurements and Disclosures.  The Plan adopted all of the requirements of this update on January 1, 2010, its effective date, except for the new requirement regarding activity in Level 3 fair value measurements which has a later effective date under the provisions of ASU 2010-06, and will become effective on January 1, 2011.  The 2010 requirements of this pronouncement did not impact the Plan’s fair value disclosures and the 2011 disclosure requirement is not expected to have a significant impact on the Plan’s fair value disclosures.

In September 2010, the FASB issued Accounting Standards Update No. 2010-25, Reporting Loans to

TELEPHONE AND DATA SYSTEMS, INC.
 TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

Participants by Defined Contribution Plans (“ASU 2010-25”). ASU 2010-25 requires that participant loans be classified as notes receivable from participants and that participant loans be segregated from plan investments. The Plan adopted this pronouncement effective January 1, 2010. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this pronouncement. The adoption resulted in a reclassification of participant loans totaling $10,415,838 and $8,575,174 from investments to notes receivable from participants as of December 31, 2010 and 2009, respectively. There was no impact to the net assets as of December 31, 2010 or 2009, as a result of the adoption.

The FASB issued new guidance on accounting for uncertainty in income taxes.  The Plan adopted this new guidance for the year ended December 31, 2009.  Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.  With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2007.

Note 3.   Fair Value Measurements

The Plan follows the required provisions under GAAP that define “fair value”, establish a framework for measuring fair value in the application of GAAP, and expand disclosure about fair value measurements. The provisions provide that fair value is a market based measurement and not an entity specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). The provisions establish a fair value hierarchy that contains three levels for inputs used in fair value measurements.  The three levels of the fair value hierarchy are described below:

Level 1             Quoted market prices for identical assets or liabilities in active markets;

Level 2             Quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets;

Level 3             Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  A financial instrument’s level within the fair value hierarchy is not representative of its expected performance or its overall risk profile, and therefore Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

The Plan values shares of TDS Common and TDS Special Common stock and Common stock of U.S. Cellular, TDS’ subsidiary, based on the closing price reported on the active market in which the individual securities are traded.  These securities are classified as Common Stock of Plan Sponsor and Subsidiary.  The Plan also values Mutual Funds based on the closing price reported on the active market in which the individual securities are traded. Common Stock of Plan Sponsor and Subsidiary and Mutual Funds are classified within Level 1 of the valuation hierarchy.

The Investment Contracts are bank common trusts that invest in synthetic investment contracts which are backed by investments issued by insurance companies and banks. The Net Asset Value (NAV) for the Investment

TELEPHONE AND DATA SYSTEMS, INC.
 TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

Contracts is $1 per share. The Investment Contracts are valued based on the value provided by the administrator of the fund and are classified within Level 3 of the valuation hierarchy.

The following tables set forth by level within the fair value hierarchy the investment assets at fair value, as of December 31, 2010 and 2009, respectively.

December 31, 2010	Level 1	Level 2	Level 3	Total
Mutual Funds
Bond	$54,828,320	$—	$—	$54,828,320
International equity	51,798,616	—	—	51,798,616
Money market	1,594,063	—	—	1,594,063
Retirement income	2,495,924	—	—	2,495,924
Target date	57,818,829	—	—	57,818,829
U.S. large cap	133,860,605	—	—	133,860,605
U.S. small cap	50,316,878	—	—	50,316,878
Common Stock of Plan Sponsor and Subsidiary	51,511,049	—	—	51,511,049
Investment Contracts	—	—	81,242,767	81,242,767
Total Plan assets at fair value	$404,224,284	$—	$81,242,767	$485,467,051

December 31, 2009	Level 1	Level 2	Level 3	Total
Mutual Funds
Bond	$49,010,937	$—	$—	$49,010,937
International equity	46,797,849	—	—	46,797,849
Money market	1,595,792	—	—	1,595,792
Retirement income	1,388,941	—	—	1,388,941
Target date	34,583,938	—	—	34,583,938
U.S. large cap	114,331,356	—	—	114,331,356
U.S. small cap	33,576,318	—	—	33,576,318
Common Stock of Plan Sponsor and Subsidiary	47,336,887	—	—	47,336,887
Investment Contracts	—	—	80,229,041	80,229,041
Total Plan assets at fair value	$328,622,018	$—	$80,229,041	$408,851,059

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2010.

Investment Contracts
Balance, beginning of year	$80,229,041
Unrealized gains	1,464,782
Acquisitions	15,855,195
Dispositions	(16,306,251)
Transfers in and / or (out of) level 3	—
Balance, end of year	$81,242,767

TELEPHONE AND DATA SYSTEMS, INC.
 TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Note 4.   Investments

The following presents investments as of December 31, 2010 and 2009:

	2010		2009
Bank Common Trust
Vanguard Retirement Savings Trust II (1)	$78,043,580	*	$78,494,636	*

Common Stock of Plan Sponsor and Subsidiary
Telephone and Data Systems, Inc.	17,875,801		17,263,347
Telephone and Data Systems, Inc. Special	7,270,624		7,072,689
United States Cellular Corporation	26,364,624	*	23,000,851	*

Mutual Funds
Mutual Funds Available for Participant Contributions:
Vanguard Institutional Index Fund	53,207,650	*	45,690,972	*
Vanguard Small Cap Value Index Fund	21,464,302		14,350,608
Vanguard Value Index Fund	28,145,773	*	23,762,736	*
Vanguard Small Cap Growth Index Fund	28,852,576	*	19,225,710
Vanguard Total Bond Market Index Fund	54,828,320	*	49,010,937	*
Vanguard Growth Index Fund	52,507,182	*	44,877,648	*
Vanguard Total International Stock Index Fund	51,798,616	*	46,797,849	*
Vanguard Target Retirement Income Fund	2,495,924		1,388,941
Vanguard Target 2005 Retirement Fund	599,486		440,446
Vanguard Target 2010 Retirement Fund	1,492,642		1,250,340
Vanguard Target 2015 Retirement Fund	3,925,184		2,417,995
Vanguard Target 2020 Retirement Fund	4,535,825		2,645,811
Vanguard Target 2025 Retirement Fund	6,707,429		3,644,267
Vanguard Target 2030 Retirement Fund	6,650,277		4,553,289
Vanguard Target 2035 Retirement Fund	8,205,270		5,069,787
Vanguard Target 2040 Retirement Fund	7,657,254		4,490,385
Vanguard Target 2045 Retirement Fund	8,589,839		5,154,152
Vanguard Target 2050 Retirement Fund	9,455,623		4,917,466
Mutual Funds Used by the Plan to Invest Cash Pending Settlement:
Dreyfus Treasury & Agency Cash	1,594,063		1,595,792
Total Investments	$482,267,864		$407,116,654

*    Investment represents 5% or more of the Plan’s net assets.
(1) The amount reported is contract value; the fair value of the related assets was $81,242,767 and $80,229,041 at December 31, 2010 and 2009, respectively.

TELEPHONE AND DATA SYSTEMS, INC.
 TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) earned income as follows:

Net appreciation in fair value:
Common Stock of Plan Sponsor and Subsidiary	$5,753,985
Mutual Funds	36,661,737
42,415,722
Interest and dividends	9,537,566
Net investment income of funds	$51,953,288

Investments, in general, are subject to various risks, including credit, interest, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Note 5.   Parties In Interest

The Bank of New York Mellon sponsors plan investments in Dreyfus Treasury & Agency Cash. The Bank of New York Mellon is the directed trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Notes receivable from participants also qualify as party-in-interest transactions.

United States Cellular Corporation is a subsidiary of Telephone and Data Systems, Inc. The Plan invests in

TELEPHONE AND DATA SYSTEMS, INC.
 TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

common stock of United States Cellular Corporation and Telephone and Data Systems, Inc. Transactions in shares of United States Cellular Corporation and Telephone and Data Systems, Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2010, the Plan made purchases of $3,002,696 and sales of $4,584,249 of Company and subsidiary common stock.

Note 6.   Tax Status

The Plan obtained its latest determination letter on September 25, 2009 in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since the receipt of the determination letter. The Plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt at December 31, 2010.

Note 7.   Reconciliation of Financial Statements to Form 5500

A reconciliation between the financial statements and Form 5500 as of December 31, 2010 and 2009, and for the year ended December 31, 2010 is as follows:

	2010	2009

Total net assets per Form 5500, Schedule H	$496,286,663	$417,748,187
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,199,187)	(1,734,405)
Investments	(10,415,838)	(8,575,174)
Notes receivable from participants	10,415,838	8,575,174
Deemed distributions of notes receivable from participants	29,333	48,631
Net Assets Available for Benefits Per Financial Statements	$493,116,809	$416,062,413

Change in net assets per Form 5500, Schedule H	$78,538,476
Change in fair value to contract value for fully benefit-responsive investment contracts	(1,464,782)
Change in investments	(1,840,664)
Change in notes receivable from participants	1,840,664
Change in deemed distributions of notes receivable from participants	(19,298)
Change in Net Assets Available for Benefits Per Financial Statements	$77,054,396

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Note 8.   Subsequent Events

The Plan’s management evaluated subsequent events from December 31, 2010 through June 27, 2011, the date these financial statements were issued.  During this period, there have been no significant subsequent events that require adjustment to or disclosure in the financial statements as of December 31, 2010 and for the year then ended.

TELEPHONE AND DATA SYSTEMS, INC.
 TAX-DEFERRED SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan 003 EIN 36-2669023

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value
	Bank Common Trust
	Vanguard Retirement Savings Trust II	78,043,580	Shares	**	$81,242,767

	Common Stock of Plan Sponsor and Subsidiary
*	Telephone and Data Systems, Inc.	489,078	Shares	**	17,875,801
*	Telephone and Data Systems, Inc. Special	230,667	Shares	**	7,270,624
*	United States Cellular Corporation	527,926	Shares	**	26,364,624

	Mutual Funds
	Mutual Funds Available for Participant Contributions:
	Vanguard Institutional Index Fund	462,635	Shares	**	53,207,650
	Vanguard Small Cap Value Index Fund	1,338,173	Shares	**	21,464,302
	Vanguard Value Index Fund	1,353,813	Shares	**	28,145,773
	Vanguard Small Cap Growth Index Fund	1,313,870	Shares	**	28,852,576
	Vanguard Total Bond Market Index Fund	5,172,483	Shares	**	54,828,320
	Vanguard Growth Index Fund	1,661,620	Shares	**	52,507,182
	Vanguard Total International Stock Index Fund	3,286,714	Shares	**	51,798,616
	Vanguard Target Retirement Income Fund	221,270	Shares	**	2,495,924
	Vanguard Target 2005 Retirement Fund	51,107	Shares	**	599,486
	Vanguard Target 2010 Retirement Fund	66,905	Shares	**	1,492,642
	Vanguard Target 2015 Retirement Fund	316,037	Shares	**	3,925,184
	Vanguard Target 2020 Retirement Fund	205,241	Shares	**	4,535,825
	Vanguard Target 2025 Retirement Fund	531,492	Shares	**	6,707,429
	Vanguard Target 2030 Retirement Fund	306,747	Shares	**	6,650,277
	Vanguard Target 2035 Retirement Fund	626,835	Shares	**	8,205,270
	Vanguard Target 2040 Retirement Fund	356,151	Shares	**	7,657,254
	Vanguard Target 2045 Retirement Fund	636,284	Shares	**	8,589,839
	Vanguard Target 2050 Retirement Fund	441,852	Shares	**	9,455,623
	Mutual Funds Used by the Plan to Invest Cash Pending Settlement:
*	Dreyfus Treasury & Agency Cash	1,594,063	Shares	**	1,594,063

					$485,467,051

*      Represents a party in interest

**    Cost omitted for participant directed investments

TELEPHONE AND DATA SYSTEMS, INC.
 TAX-DEFERRED SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Plan 003 EIN 36-2669023

Year Ended December 31, 2010

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Cost of Asset	(f) Net Gain(Loss)
Series of Transactions:
Vanguard Fiduciary Trust II	Common/collective trust fund	$15,855,195	$—	$15,855,195	$—
Vanguard Fiduciary Trust II	Common/collective trust fund	—	16,306,251	16,306,251	—
Dreyfus Treasury & Agency Cash	Mutual fund	12,774,115	—	12,774,115	—
Dreyfus Treasury & Agency Cash	Mutual fund	—	12,775,844	12,775,844	—

Signatures

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, Telephone and Data systems, Inc., the Plan Administrator has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

By:	/s/ C. Theodore Herbert
C. Theodore Herbert, Vice President-Human Resources

By:	/s/ Douglas D. Shuma
Douglas D. Shuma, Senior Vice President and Corporate Controller

Dated: June 27, 2011